UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Brigham Exploration Company

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

109178103

(CUSIP Number)

Ivy Dodes

Credit Suisse

Eleven Madison Avenue, New York, NY 10010

(212) 325-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 109178103	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5.
	8	SHARED VOTING POWER See Item 5.
	9	SOLE DISPOSITIVE POWER See Item 5.
	10	SHARED DISPOSITIVE POWER See Item 5.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5.
14	TYPE OF REPORTING PERSON BK

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This Amendment No. 4 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on January 10, 2001, as amended by Amendment No. 1 filed on April 9, 2001, as amended by Amendment No. 2 filed on January 8, 2003, as amended by Amendment No. 3 filed on December 12, 2005 (as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D” and, as amended by this Amendment No. 4, the “Statement”) with respect to the Common Stock, $0.01 par value per share (the “Shares”), of Brigham Exploration Company, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse (the “Bank”), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the “Investment Banking division”), the Alternative Investments business (the “AI Business”) within the Asset Management division (the “Asset Management division”) and the U.S. private client services business (the “U.S. PCS Business”) within the Private Banking division (the “Private Banking division”) (the “Reporting Person”). The address of the principal business and office of the Bank is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the principal business and office of the Reporting Person in the United States is Eleven Madison Avenue, New York, NY 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse Holdings (USA), Inc. (“CS Hldgs USA Inc”), a Delaware corporation. The address of the principal business and office of CS Hldgs USA Inc is Eleven Madison Avenue, New York, NY 10010, USA. The ultimate parent company of the Bank and CS Hldgs USA Inc, and the direct owner of the remainder of the voting stock of CS Hldgs USA Inc is Credit Suisse Group AG (“CSG”), a corporation formed under the laws of Switzerland.

CS Hldgs USA Inc owns all of the voting stock of Credit Suisse (USA), Inc. (“CS USA Inc”), a Delaware corporation and holding company. CS USA Inc is the sole member of Credit Suisse Securities (USA) LLC (“CS Sec USA LLC”), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies, including the Company. CS USA Inc also owns all the voting stock of Credit Suisse Capital Holdings, Inc., a Delaware corporation and holding company (“CS Cap Hldgs Inc”), which is the sole member of Credit Suisse Capital LLC (“CS Cap”), which is a Delaware limited liability company and an over-the-counter derivatives dealer. CS Sec USA LLC is the successor company of Credit Suisse First Boston LLC (“CSFB LLC”), and all references hereinafter to CSFB LLC shall be deemed to refer to CS Sec USA LLC. The address of the principal business and office of each of CS USA Inc, CS Cap Hldgs Inc, CS Cap and CS Sec USA LLC is Eleven Madison Avenue, New York, NY 10010.

The following entities are indirect subsidiaries of CS USA Inc: (1) DLJMB Funding III, Inc., a Delaware corporation (“Funding III”); (2) DLJ ESC II, L.P., a Delaware limited partnership (“ESC II”); (3) DLJ LBO Plans Management Corporation, a Delaware corporation (“LBO”); (4) DLJ Merchant Banking Partners III, L.P., a Delaware limited partnership (“MBP”); (5) DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III, C.V., a Netherlands Antilles limited partnership (“DOP”); (6) DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III-1, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as Associate General Partner of DLJ Offshore Partners III-1, C.V., a Netherlands Antilles limited partnership (“DOP-

3

1”); (7) DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III-2, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as Associate General Partner of DLJ Offshore Partners III-2, C.V., a Netherlands Antilles limited partnership (“DOP-2”); (8) DLJ Merchant Banking III, Inc., a Delaware corporation (“MBIII Inc.”); (9) DLJ MB Partners III GmbH & Co. KG, a German limited partnership (“MBP GmbH”); (10) Millenium Partners II, L.P., a Delaware limited partnership (“MPII”); (11) MBP III Plan Investors, L.P., a Delaware limited partnership (“MPIII”); and (12) Credit Suisse Private Equity, Inc., a Delaware corporation (“CSPE Inc” and, together with the entities listed in (1) through (11) above, the “DLJ Entities”). The address of the principal business and office of each of the DLJ Entities is Eleven Madison Avenue, New York, New York 10010.

Funding III is a Delaware corporation that makes investments for long-term appreciation. Funding III is a wholly owned subsidiary of CSPE Inc. ESC II is a Delaware limited partnership and “employee securities company” as defined in the Investment Company Act of 1940, as amended. LBO is a Delaware corporation and a registered investment advisor. LBO is a wholly owned subsidiary of CSPE Inc. As the Managing General Partner of ESC II and MPIII, LBO is responsible for the day-to-day management of these entities and makes the investment decisions on behalf these entities. MBP is a Delaware limited partnership that makes investments for long-term appreciation. MBP is the Managing Limited Partner of MBP GmbH and is responsible for the day-to-day management of this entity and makes the investment decisions on behalf of this entity. DOP, DOP-1 and DOP-2 are Netherlands Antilles limited partnerships that make investments for long-term appreciation. MBIII Inc. is a Delaware corporation and a registered investment adviser. MBIII Inc. is the Managing General Partner of MBP and MPII and the Advisory General Partner of DOP, DOP-1 and DOP-2. MBIII Inc. is responsible for the management of these entities and makes the investment decisions on behalf of these entities. MBIII Inc. is a wholly owned subsidiary of CSPE Inc. MBP GmbH is a German limited partnership that makes investments for long-term appreciation. MPII and MPIII are Delaware limited partnerships that make investments for long-term appreciation. CSPE Inc is a Delaware corporation and a holding company. CSPE Inc is a wholly owned subsidiary of CS USA Inc.

CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking products. The Bank is comprised of the Investment Banking division, the Asset Management division and the Private Banking division. The Investment Banking division provides financial advisory and capital raising services and sales and trading to institutional, corporate and government clients worldwide. The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide and offers products across a broad range of investment classes, including alternative investments. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. The business address of CSG is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division (other than the AI Business) (the “Traditional AM Business”) and the Private Banking division (other than the U.S. PCS Business) (the “Non-U.S. PB Business”)) may beneficially own Shares to which this Statement relates and such Shares are not reported in this Statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of the Traditional AM Business and the Non-U.S. PB Business disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, the Traditional AM Business and the Non-U.S. PB Business.

4

The Reporting Person, CS Hldgs USA Inc, CS USA Inc and CS Sec USA LLC may be deemed for purposes of this Statement to beneficially own Shares held in client accounts with respect to which CS Sec USA LLC or its employees have voting or investment discretion, or both (“Managed Accounts”). The Reporting Person, CS Hldgs USA Inc, CS USA Inc and CS Sec USA LLC disclaim beneficial ownership of Shares held in Managed Accounts.

The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, CS Cap Hldgs Inc, CS Cap and those DLJ Entities that are corporations are set forth on Schedules A-1 through A-10 attached hereto, each of which is incorporated by reference herein.

Except as otherwise provided herein, during the past five years none of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, CS Cap Hldgs Inc, CS Cap, the DLJ Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-10 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On October 31, 2003, the U.S. District Court for the Southern District of New York (the "SDNY") approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the "Global Settlement"). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved a Securities and Exchange Commission's ("SEC") complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC's complaint also alleged that CSFB LLC engaged in inappropriate "spinning" of "hot" initial public offering allocations in violation of New York Stock Exchange ("NYSE") and NASD Inc. ("NASD") rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC's books and records relating to certain transactions violated the broker-dealer record-keeping provisions of Section 17(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

Under the terms of the Global Settlement:

•

CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

•

CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts' involvement in investment banking "pitches" and "roadshows," (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB LLC's customers, and (iv) make its analysts' historical price targets (among other things) publicly available.

5

•

CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110, and NYSE Rules 342, 401, 440, 472, and 476.

Other Wall Street firms were subject to similar requirements.

On August 26, 2004, the SEC issued an order, to which CSFB LLC consented without admitting or denying the findings contained therein, finding that Donaldson, Lufkin & Jenrette Securities Corp. (“DLJ”), predecessor in interest to CSFB LLC, violated Section 15(b)(4)(e) of the Exchange Act, which requires broker-dealers reasonably to supervise persons subject to their supervision with a view toward preventing violations of the federal securities laws, by failing reasonably to supervise a DLJ registered representative with a view toward preventing the registered representative’s violations of Section 17(a) of the Securities Act of 1933, as amended (the “Securities Act”), Section 10(b) of the Exchange Act and SEC Rule 10b-5 thereunder. The SEC censured CSFB LLC pursuant to Section 15(b)(4) of the Exchange Act and ordered CSFB LLC to (i) pay a fine of $1 million, (ii) retain an independent consultant to evaluate the effectiveness of CSFB LLC’s supervisory and compliance systems, policies and procedures designed to detect and prevent violations of certain federal securities laws and (iii) implement all of the recommendations contained in the final report of the independent consultant.

On May 31, 2005, the SEC issued an order, to which CSFB LLC consented without admitting or denying the findings contained therein, finding that CSFB LLC violated Section 17(a) of the Exchange Act and SEC Rule 17a-3(a)(2) thereunder and failed reasonably to supervise with a view toward preventing or detecting a CSFB LLC trader’s violations of Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and SEC Rule 10b-5 thereunder, which prohibit fraudulent conduct in the offer or sale of securities and in connection with the purchase or sale of securities. In connection with the order, CSFB LLC undertook to improve various supervisory procedures. The SEC ordered CSFB LLC to (i) pay a fine of $200,000 and (ii) cease and desist from committing any current or future violations of Section 17(a) of the Exchange Act and SEC Rule 17a-3 thereunder.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a)

As of July 31, 2008, the Reporting Person may be deemed to beneficially own an aggregate of 7,520,718 Shares, consisting of (i) 91,131 Shares held directly by Funding III, (ii) 1,021,361 Shares held directly by ESC II, (iii) 5,323,571 Shares held directly by MBP, (iv) 290,460 Shares held directly by DOP, (v) 97,063 Shares held directly by DOP-1, (vi) 69,142 Shares held directly by DOP-2, (vii) 45,873 Shares held directly by MBP GmbH, (viii) 9,161 Shares held directly by MPII, (ix) 562,120 Shares held directly by MBIII, (x) 6,036 Shares held directly by CS Sec USA LLC, and (xi) 4,800 Shares held directly by CS Cap.

6

Accordingly, the Reporting Person may be deemed to beneficially own 16.2% of the outstanding Shares of the Company.
To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, CS Cap Hldgs Inc, CS Cap, the DLJ Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-10 attached hereto, beneficially owns any additional Shares.
(b)

With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Shares referenced in paragraph 5(a), there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Shares among the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, CS Cap Hldgs Inc, CS Cap and the DLJ Entities.

(c)	The Reporting Person has effected no transactions in the Shares during the 60-day period prior to July 31, 2008.
(d)

No other person is known by the Reporting Person to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, CS Cap Hldgs Inc, CS Cap or the DLJ Entities.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response set forth in Item 6 of the Schedule 13D is hereby amended by adding to the end of Item 6 the following:

On July 31, 2008, MBP, DOP, DOP-1, DOP-2, MBP GmbH, MPII, MPIII, ESC II and Funding III (the “Voting Parties”) entered into an Agreement Relating to Voting of Shares with the Company (the “Voting Agreement”) pursuant to which the Voting Parties have agreed that, regardless of the number of Shares owned by them at any time, they will not vote more than 9.99% of the Company’s outstanding Shares whether at a meeting of the stockholders of the Company or otherwise. The description of the Voting Agreement included in this Item 6 is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached as Exhibit 1 hereto and incorporated herein by reference.

On July 31, 2008, Funding III, ESC II and MBP entered into an Amendment to Securities Purchase Agreement with the Company (the “SPA Amendment”) amending the Securities Purchase Agreement dated November 1, 2000 (the “SPA”). Pursuant to the SPA Amendment, the parties thereto have agreed to delete Article VIII (Board Representation) of the SPA in its entirety effective as of the date of the SPA Amendment. The SPA Amendment reflects both the relinquishment by MBP of its board nomination right and the Company’s corresponding covenant to nominate one representative to serve as a member of the Company’s board of directors. The description of the SPA Amendment included in this Item 6 is qualified in its entirety by reference to the full text of the SPA Amendment, a copy of which is attached as Exhibit 2 hereto and incorporated herein by reference.

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Item 7.	Material to Be Filed as Exhibits

The response set forth in Item 7 of the Schedule 13D is hereby amended by adding to the end of Item 7 the following:

Exhibit 1: Agreement Relating to Voting of Shares, by and among the Company and the Voting Parties, dated as of July 31, 2008.

Exhibit 2: Amendment to Securities Purchase Agreement, by and among the Company, Funding III, ESC II and MBP, dated as of July 31, 2008.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2008

CREDIT SUISSE

By:    /s/ Ivy Dodes
Name:   Ivy Dodes
Title:     Managing Director

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SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
James Amine	17 Columbus Courtyard London, Great Britain	Co-Head of the Global Investment Banking Department and Head of the Global Markets Solution Group	United States
Robert Basso	Eleven Madison Avenue New York, NY 10010 USA	Head of Investment Banking and Americas region Human Resources	United States
Gary Bullock	Five Canada Square London, Great Britain	Head of Global Operations for the Investment Bank	Great Britain
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer of the Global Investment Banking Division	United States
Phil Cushmaro	Eleven Madison Avenue New York, NY 10010 USA	Chief Information Officer for the Investment Banking division and Americas region	United States
Gael de Boissard	One Cabot Square London, Great Britain	Head of Global Securities, Co-Head in the Europe, Middle East and Africa (EMEA) region and Head of the Global Rates and Foreign Exchange group	France
John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Securities responsible for Equities and Securities Sales and Research	United States
Marc D. Granetz	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Global Corporate and Investment Banking, Head of the Global Mergers and Acquisitions Group	United States
Stephen Haratunian	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategic Risk Management Group for the Investment Banking division	United States
Robert Jain	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Proprietary Trading	United States
Steven Kantor	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Securities and Co-Head of Illiquid Alternatives Business, Head of Credit Products, Head of Commercial Real Estate and Head of Private Placements Group	United States
David Mathers	One Cabot Square London, Great Britain	Head of Finance and Strategy for Investment Banking Division	Great Britain
Jonathan McHardy	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Securities responsible for Fixed Income Emerging Markets, Commodities, Life Finance, Special Opportunities and Tax	Great Britain

D. Neil Radey	One Madison Avenue New York, NY 10010 USA	General Counsel for the Americas and co-General Counsel for the Investment Banking division	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer of Credit Suisse for the Europe, Middle East and Africa region	United States
Cristina Von Bargen	Eleven Madison Avenue New York, NY 10010 USA	Head of Corporate Communications for the Investment Banking division	United States

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE HOLDINGS (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Holdings (USA), Inc. The business address of Credit Suisse Holdings (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Controller	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (USA), Inc. The business address of Credit Suisse (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Anthony DeChellis	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (USA) LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Securities (USA) LLC. The business address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Co-Chief Executive Officer, Co-President and Board Member	United States
Anthony DeChellis	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	Co-Chief Executive Officer, Co-President and Board Member	United States

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF DLJMB FUNDING III, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJMB Funding III, Inc. The business address of DLJMB Funding III, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Chief Operating Officer	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Executive Vice President	United States
Michael S. Isikow	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President	United States
Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Senior Vice President	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Director of Taxes	United States
Steven Rattner	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE PRIVATE EQUITY, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Private Equity, Inc. The business address of Credit Suisse Private Equity, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer Funds Management and Board Member	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer and Board Member	United States
Michael S. Isikow	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States
Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Controller and Vice President	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Thomas Provost	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Director of Taxes	United States

SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ LBO PLANS MANAGEMENT CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ LBO Plans Management Corporation. The business address of DLJ LBO Plans Management Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Michael J. Bessel	Eleven Madison Avenue New York, NY 10010 USA	Chief Compliance Officer	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Vice President and Assistant Secretary	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Michael S. Isikow	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States
Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Director of Taxes and Vice President	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President	United States

SCHEDULE A-8

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ MERCHANT BANKING III, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Merchant Banking III, Inc. The business address of DLJ Merchant Banking III, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Michael S. Isikow	Eleven Madison Avenue New York, NY 10010 USA	Principal	United States
Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States
Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Principal	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Director of Taxes	United States
Steven Rattner	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

SCHEDULE A-9

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE CAPITAL LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Capital LLC. The business address of Credit Suisse Capital LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Dave W. Chitty	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Chairman and Chief Executive Officer	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Howie Shams	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Robert P. Sowler	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	Great Britain
Augustine Vargetto	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Chief Operation Officer	United States

SCHEDULE A-10

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE CAPITAL HOLDINGS, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Capital Holdings, Inc. The business address of Credit Suisse Capital Holdings, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Robert E. Griffith	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Robert P. Sowler	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	Great Britain
Philip S. Vasan	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States